Excerpt from section on "Critical Accounting Policies and Estimates"

Realization of Deferred Tax Assets

Total net deferred tax assets were approximately $580 million and $550 million at March 31, 2004 and December 31, 2003, respectively. Celanese regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income, applicable tax strategies, and the expected timing of the reversals of existing temporary differences. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Such evaluations require significant management judgments. Celanese has established valuation allowances primarily for U.S. state net operating losses and federal capital loss carryforwards, German trade income tax loss carryforwards and Mexican net operating loss carryforwards. At March 31, 2004, Celanese had $176 million of net deferred tax assets arising from U.S. net operating loss (NOL) carryforwards. Under U.S. tax law, the utilization of the deferred tax asset related to the NOL carryforward is subject to an annual limitation if there is a more than 50 percent change in shareholder ownership. The completion of the Tender Offer was expected to have an effect on Celanese's ability to realize the benefit associated with its U.S. federal net operating loss carryforward deferred tax asset. On April 6, 2004, the Tender Offer triggered this limitation. Taking into consideration this NOL limitation, planned 2004 payments to the Celanese U.S. pension plan and a significantly higher annual interest expense burden in the U.S. as a result of the Tender Offer, management expects that it is more likely than not that Celanese will not be able to realize any of its U.S. deferred tax asset attributable to its NOL carryforwards and that a write off or valuation reserve will be fully applied against this $176 million asset in the second quarter 2004. In addition, management is reviewing the impact of the Tender Offer and whether it will have an adverse impact on other deferred tax assets other than the NOL carryforward.